SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): June30, 2008

Alaska Pacific Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer Identification No.

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.133-4(c))

Item 2.02 Results of Operations and Financial Condition

On August 11, 2008, Alaska Pacific Bancshares, Inc. issued its earnings release for the quarter ended June 30, 2008. A copy of the earnings release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99.1   Press Release of Alaska Pacific Bancshares, Inc. August 11, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: August 11, 2008   By: /s/Julie M. Pierce
                                  Senior Vice President and
                                  Chief Financial Officer

Exhibit 99.1

Alaska Pacific Bancshares, Inc.

News Release
For Immediate Release

ALASKA PACIFIC REPORTS
SECOND QUARTER RESULTS FOR 2008

JUNEAU, Alaska, August 11, 2008 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB) ("Company"), the parent company of Alaska Pacific Bank ("Bank"), today announced second quarter earnings for the fiscal year ended December 31, 2008.

For the quarter ended June 30, 2008, the Company reported a net loss of $761,000, or ($(1.14) per diluted share), compared to net income of $281,000, or ($0.43 per diluted share), for the second quarter of 2007. The loss in the quarter ended June 30, 2008 was primarily attributable to the charge to provision for loan losses of $1.6 million. For the first half of 2008, the Company reported a net loss of $607,000 after recording a $1.8 million provision for loan losses, or ($(.93) per diluted share). This compares to net income of $486,000 after recording a $90,000 provision for loan losses, or ($0.77 per diluted share), in the like period a year ago.

The increase in the Company's provision for loan losses and allowance for loan losses is the result of problems experienced with three participation loans on projects located outside of Alaska. The largest of the three ($2.5 million) is a participation loan between 42 community banks for a multi-use commercial/residential condo project located in Orem, Utah. A second project ($500 thousand) is for a residential/non-commercial condo marina project in Portland, Oregon and the third ($1.8 million) is for a residential lot subdivision development project in Vancouver, Washington. Management is working with the other participating banks to resolve the problems associated with these loans but has made the decision to increase the allowance for these specific transactions based on the information that is currently available. Management has estimated potential impairment of $1.9 million for these three loans in its assessment of the adequacy of the allowance for loan losses at June 30, 2008. These three loans total $4.8 million and represent 85.0% of the Bank's nonaccrual loans. "Needless to say we are disappointed with the status of these loans," said Craig Dahl, President & CEO. "Our inside-Alaska portfolio continues to have very low delinquency and has shown no sign of any portfolio-wide problems as has plagued many financial institutions in the lower 48. The Bank remains 'well capitalized' even with this transaction."

Primarily as a result of these larger problem loans, interest income decreased $258,000 (7.8%) to $3.1 million for the second quarter of 2008 compared to the second quarter of 2007. Average interest earning assets increased $12.6 million to $182.3 million compared to the second quarter 2007. The net interest margin on average interest-earning assets for the second quarter of 2008 was 4.85% compared with 5.38% in the second quarter of 2007.

Loans (excluding loans held for sale) were $175.8 million at June 30, 2008, an increase of $6.9 million, or 4.1% from March 31, 2008, and an increase of $13.5 million, or 7.6% from June 30, 2007. Deposits at June 30, 2008, were $159.9 million, a $3.4 million (2.2%) increase from March 31, 2008 and a $10.5 million (7.0%) increase from June 30, 2007. Certificates of deposit

increased $10.4 million during the quarter ended June 30, 2008 as a result of a $15.0 million increase in public funds held in deposit at the Bank.

Total non-accrual loans at June 30, 2008 were $5.6 million compared with $3.4 at March 31, 2008 and $69,000 at June 30, 2007. Impaired loans at June 30, 2008 were $6.2 million compared with$6.5 million at March 31, 2008 and $1.2 million at June 30, 2007. Total estimated impairments of $2.4 million, $900,000 and $519,000 at June 30, 2008, March 31, 2008 and June 30, 2007, respectively, were recognized on these loans in evaluating the adequacy of the allowance for loan losses.

There was no net loan recoveries for the quarter ended June 30, 2008 compared with net loan recoveries of $1,000 for the quarter ended March 31, 2008 and $1,000 for the quarter ended June 30, 2007. The provision for loan losses increased to $1.6 million in the second quarter of 2008 compared to $170,000 for the quarter ended March 31, 2008 and $45,000 for the quarter ended June 30, 2007, reflecting management's assessment of risks in the loan portfolio.

Mortgage banking income in the second quarter of 2008 was $84,000 compared with $81,000 for the quarter ended March 31, 2008 and $77,000 for the quarter ended June 30, 2007.

Noninterest expense for the second quarter of 2008 increased $124,000 (5.9%) from March 31, 2008 and increased $107,000 (5.0%) from the quarter ended June 30, 2007.

As previously announced, the Company declared a regular quarterly dividend of $0.10 per share payable on August 18, 2008, to shareholders of record as of August 8, 2008.

Forward-Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements as a result of a wide variety or range of factors including, but not limited to, the credit risk of lending activities, including changes in the level and trend of loan delinquencies and write-offs; results of examinations by our banking regulators; interest rate fluctuations; economic conditions in the Company's primary market area; demand for residential, commercial real estate, consumer, and other types of loans; success of new products; competitive conditions between banks and non-bank financial service providers; regulatory and accounting changes; technological factors affecting operations; pricing of products and services; and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007. Accordingly, these factors should be

considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements. The Company undertakes no responsibility to update or revise any forward-looking statement.

Contact: Julie M. Pierce   Craig E. Dahl
         Senior Vice President and CFO   or   President and CEO
         907-790-5135   907-790-5101

Alaska Pacific Bancshares, Inc.

Financial Highlights (Unaudited)
Second Quarter 2008
(dollars in thousands, except per-share amounts)

		Three Months Ended				
		June 30, 2008		March 31, 2008		June 30, 2007
Condensed Income Statement:						
Interest income	$	3,052	$	3,170	$	3,310
Interest expense		843		969		1,025
Net interest income		2,209		2,201		2,285
Provision for loan losses		1,610		170		45
Mortgage banking income		84		81		77
Other noninterest income		333		256		258
Noninterest expense		2,239		2,115		2,132
Net income (loss) before income tax		(1,223)		253		443
Income tax expense (benefit)		(462)		99		162
Net income (loss)	$	(761)	$	154	$	281
Earnings (loss) per share:						
Basic	$	(1.17)	$	0.24	$	0.44
Diluted	$	(1.14)	$	0.23	$	0.43
Performance Ratios:						
Return on average equity		(16.57%)		3.29%		6.25%
Return on average assets		(1.57)		0.33		0.62
Yield on average interest-earning assets		6.70		7.20		7.80
Cost of average interest-bearing liabilities		2.33		2.78		3.04
Interest rate spread		4.36		4.42		4.76
Net interest margin on:						
Average interest-earning assets		4.85		5.00		5.38
Average total assets		4.56		4.70		5.05
Efficiency ratio (a)		88.08		86.08		83.84
Average balances:						
Loans	$	175,819	$	168,925	$	162,366
Interest-earning assets		182,334		176,034		169,749
Assets		193,724		187,485		180,914
Interest-bearing deposits		129,566		118,429		116,751
Total deposits		154,568		142,949		140,716
Interest-bearing liabilities		144,559		139,497		134,817
Shareholders' equity		18,373		18,713		17,973
Average shares outstanding:						
Basic		650,428		649,690		633,197
Diluted		666,726		666,347		660,902

	June 30, 2008		March 31, 2008		June 30, 2007
Balance sheet data:					
Total assets	$	196,338	$	189,604	$	188,851
Loans, before allowance		175,767		169,084		163,290
Loans held for sale		3,369		3,269		687
Investment securities		3,439		3,777		4,535
Total deposits		159,853		156,458		149,387
Federal Home Loan Bank advances		14,862		11,834		18,119
Shareholders' equity		17,950		18,732		18,068
Shares outstanding (b)		654,486		654,486		641,609
Book value per share	$	27.43	$	28.72	$	28.16
Asset quality:					
Allowance for loan losses	$	3,564	$	1,954	$	1,738
Allowance as a percent of loans		2.03%		1.16%		1.06%
Nonaccrual loans	$	5,575	$	3,378	$	69
Total nonperforming assets		6,131		3,378		320
Net charge offs (recoveries) for quarter		--		(1)		(1)
Net charge offs (recoveries) for YTD		(1)		(1)		17

(a) Noninterest expense, divided by the sum of net interest income and noninterest income, excluding gains on sale of loans or securities.

(b) Excludes only treasury stock.